UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cyalume Technologies Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92241V107

(CUSIP Number)

Andrew Intrater Cova Small Cap Holdings LLC 900 Third Avenue, 19th Floor New York, NY 10022 Telephone: (212) 418-9600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to: Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Attn: James C. Gorton

July 30, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92241V107	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cova Small Cap Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,779,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,779,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,779,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,569,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,569,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,569,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Renova US Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,779,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,779,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,779,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Columbus Nova Investments IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,779,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,779,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,779,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Special Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,779,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,779,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,779,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Credit Opportunities Fund 2007-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,779,839
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,779,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,779,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Calculated based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

CUSIP No. 92241V107	Schedule 13D	Page 8 of 13

 Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock") of Cyalume Technologies Holdings, Inc., a Delaware corporation (the "Issuer").

The address of the principal executive offices of Issuer is 910 SE 17th Street, Suite 300, Fort Lauderdale, Florida 33310.

Item 2. Identity and Background.

This Schedule 13D/A is being filed by: Cova Small Cap Holdings LLC, a Delaware limited liability company (“ Cova ”), Andrew Intrater, an individual United States citizen (“ Intrater ”), Renova US Holdings Ltd., a Bahamas corporation (“ Renova ”), Columbus Nova Investments IV Ltd., a Bahamas corporation (“ Nova IV ”), CN Special Opportunity Fund Ltd., a Bahamas corporation (“ CN Fund ”) and CN Credit Opportunities Fund 2007-1 Ltd., a Cayman Islands corporation (“ CN 2007-1 Fund ”).

We refer to Cova, Intrater, Renova, Nova IV, CN Fund and CN 2007-1 Fund collectively as the “ Reporting Persons ” and to each individually as a “ Reporting Person ”.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on December 29, 2008 and amended by Amendments No. 1, No. 2 and No. 3  is hereby amended as follows:

Item 3. Source or Amount of Funds or Other Consideration.

(a) As of the date of this report, the Cova may be deemed to beneficially own 18,035,139 shares of Common Stock, which are issuable upon conversion of the 505 shares of Series B Convertible Preferred Stock held by Cova (subject to adjustment for certain transactions as described above and in the Series B Certificate of Designation).

In addition, prior to this transaction, Cova directly holds 3,744,700 shares, which together with the 18,035,139 shares indirectly held equals 21,779,839 shares of Common Stock representing 24.4% of the Common Stock on a fully diluted basis, based on 89,282,866 shares of Common Stock outstanding on a fully diluted basis, based on information provided by Cyalume Technologies Holdings, Inc.

Item 4.	Purpose of the Transaction

Item 4 of this Schedule 13D is amended to include the following:

On July 30, 2014, Cyalume Technologies Holdings, Inc. (the "Company") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Cova Small Cap Holdings, LLC ("Cova"), Michael G. Barry and Bayonet Capital Fund I, LLC (each, an "Investor") for the purchase by the Investors of an aggregate of 1,000 units of securities of the Company (the "Units") for an aggregate purchase price of $2.0 million (or $2,000.00 per Unit), with each Unit comprising (1) one share of Series B Convertible Preferred Stock of the Company, par value $0.001 per share (the "Series B Preferred Stock"), and (2) one share of Series C Preferred Stock of the Company, par value $0.001 per share. 900 of the Units were sold on July 30, 2014, and the remaining 100 Units were sold on August 4, 2014. $1,000,000 of the net proceeds from the sale of the Units was used to pay the amount payable by the Company on July 31, 2014 pursuant to the terms of the Confidential Settlement Agreement and Mutual Release dated as of July 10, 2014, as described in the Current Report on Form 8-K filed by the Company on July 16, 2014 (the "July 16 8-K"), and the balance of the net proceeds are expected to be used for working capital and other general corporate purposes. $250,000 of the purchase price paid by Cova for its Units was paid by means of the satisfaction and cancellation in full of the indebtedness of the Company to Cova incurred on July 10, 2014, in the original principal amount of $250,000, as described in the July 16 8-K.

The shares of Series B Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series B Convertible Preferred Stock which was filed by the Company with the Secretary of State of the State of Delaware on July 30, 2014 (the "Series B Certificate of Designation"). Pursuant to the Series B Certificate of Designation, each share of Series B Preferred Stock ranks senior to the Company's Common Stock and the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") with respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company. Upon the Company's liquidation, sale to or merger with another corporation or other "Change of Control" (as such term is defined in the Series B Certificate of Designation), each share of Series B Preferred Stock would be entitled to a liquidation preference in an amount equal to the amount per share that would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such event in accordance with the terms of the Series B Certificate of Designation, excluding for purposes of such calculation the liquidation preference payable to the holders of Series A Preferred Stock. Holders of the Series B Preferred Stock are entitled to convert at any time all or any portion of the of Series B Preferred Stock into a number of shares of Common Stock initially equal to 35,713.147 shares of Common Stock per share of Series B Preferred Stock (the "Conversion Number"), such that the 1,000 shares of Series B Preferred Stock issued pursuant to the Purchase Agreement will initially be convertible into a number of shares of Common Stock representing approximately 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted basis, assuming the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The Conversion Number is subject to customary adjustments, including for dividends, stock splits and other reorganizations affecting the Common Stock. In addition, the Conversion Number is subject to anti-dilution protections such that, subject to certain exceptions, if the Company issues or sells shares of Common Stock or other equity securities for no consideration or for consideration that is based on an equity valuation of the Company of less than $2 million in the aggregate, the Conversion Number will be increased to a number such that the Series B Preferred Stock will continue to be exercisable for 40% of the total number of shares of Common Stock outstanding, calculated on a fully-diluted, as-converted basis. Each share of Series B Preferred Stock will automatically convert into shares of Common Stock on the tenth anniversary of its original issuance date, at the then-current Conversion Number. Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible and will be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration.

Also on July 30, 2014 and in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors pursuant to which the Company granted four long-form registrations and unlimited piggy-back registrations to the Investors, subject to certain limitations as set forth in the Registration Rights Agreement, to register the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

.

CUSIP No. 92241V107	Schedule 13D	Page 9 of 13

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of July 30, 2014, Cova indirectly beneficially owns an aggregate of 21,779,839 shares of Common Stock, or approximately 24.4% of the Common Stock then outstanding, and due to the relationships described below, each of the other Reporting Persons may be deemed to beneficially own such shares.

(a) and (b)

(1)	Cova directly beneficially owns 21,779,839 shares of Common Stock, constituting approximately 24.4% of the Common Stock outstanding as of July 30, 2014. Cova has shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)	Intrater, as chief executive officer of Cova, may be deemed to beneficially own 21,779,839 shares of Common Stock. Intrater is also the Special Managing Member of US VC Partners Management, LLC, which manages US VC Partners GP, LLC (“GP”), the sole general partner of US VC Partners, LP (“LP”), which indirectly holds 31,789,881 shares of Common Stock from the conversion of Issuer’s Series A Preferred Stock. Intrater, therefore, may be deemed to beneficially own a total of 53,569,720 shares of Common Stock, constituting approximately 60.0% of the Common Stock outstanding as of July 30, 2014. Intrater may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)	Renova, as the sole equityholder of Cova, may be deemed to beneficially own 21,779,839 shares of Common Stock, constituting approximately 24.4% of the Common Stock outstanding as of July 30, 2014. Renova may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)	Nova IV, as the sole equityholder of CN Fund, which is a parent of Cova, may be deemed to beneficially own 21,779,839 shares of Common Stock, constituting approximately 24.4% of the Common Stock outstanding as of July 30, 2014. Nova IV may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(5)	CN Fund, as the sole equityholder of CN 2007-1 Fund, which is a parent of Cova may be deemed to beneficially own 21,779,839 shares of Common Stock, constituting approximately 24.4% of the Common Stock outstanding as of July 30, 2014. CN Fund may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

CUSIP No. 92241V107	Schedule 13D	Page 10 of 13

(6)	CN 2007-1 Fund, as the sole equityholder of Cova, may be deemed to beneficially own 21,779,839 shares of Common Stock, constituting approximately 24.4% of the Common Stock outstanding as of July 30, 2014. CN 2007-1 Fund may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 21,779,839 shares of Common Stock held by Cova.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All contracts, arrangements, undertakings and relationships relating to the Reporting Person with respect to the securities of the Issuer are described in this Schedule 13D.

CUSIP No. 92241V107	Schedule 13D	Page 11 of 13

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 - Purchase Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 2 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 3 - Registration Rights Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

CUSIP No. 92241V107	Schedule 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2014

COVA SMALL CAP HOLDINGS LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN CREDIT OPPORTUNITIES FUND 2007-1 LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

CN SPECIAL OPPORTUNITY FUND LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

COLUMBUS NOVA INVESTMENTS IV LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

RENOVA US HOLDINGS LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 92241V107	Schedule 13D	Page 13 of 13

Index of Exhibits

Exhibit 1 - Purchase Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 2 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 3 - Registration Rights Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).